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EXHIBIT 3.1.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
FINET.COM, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

    FiNet.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify as follows:

    The Company's Board of Directors, by unanimous written consent without a meeting pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, adopted a resolution setting forth an amendment to the Restated Certificate of Incorporation of the Company and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment at the Company's annual meeting of shareholders in accordance with Sections 222 and 242 of the General Corporations Law of the State of Delaware. The resolution setting forth the amendment is as follows:

    NOW, THEREFORE, BE IT RESOLVED, that Article 4 of the Company's Restated Certificate of Incorporation, as amended, is to be amended by inserting the following paragraph:

    "FOURTH: Capital Stock. The total number of shares which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares, consisting of One Hundred Thousand (100,000) shares of Preferred Stock, of the par value of one cent ($.01) per share (hereinafter called "Preferred Stock"), and Forty-nine Million Nine-Hundred Thousand (49,900,000) shares of Common Stock of the par value of one cent ($.01) per share (hereinafter called "Common Stock")."

    IN WITNESS WHEREOF, said FiNet.com, Inc. has caused this amendment to be signed by L. Daniel Rawitch its Chief Executive Office and Linda D. Sigler its Secretary this 29th day of June, 2001.

By:	/s/ L. Daniel Rawitch L. Daniel Rawitch
Attest:	/s/ Linda D. Sigler Linda D. Sigler, Secretary

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EXHIBIT 3.1.1